Exhibit 99.2

Management Discussion and Analysis
                           For the year ended
December 31, 2011

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view of Gold Standard Ventures Corp.’s (the “Company”) past performance and future outlook.  This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s audited consolidated financial statements and notes thereto (the “Financial Statements”) and annual information form (the “AIF”) for the year ended December 31, 2011.  Additional information on the Company is available on SEDAR and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is April 27, 2012.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments.

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Forward-looking statements contained or incorporated by reference in this MD&A relating to the Company may pertain to the following matters, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s mineral properties, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the MD&A, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with our current expectations; (3) the viability, permitting, access, exploration and development of the Railroad Project including, but not limited to, the establishment of reserves being consistent with the Company’s current expectations; (4) political developments in the State of Nevada being consistent with its current expectations including, without limitation, the implementation of the new Nevada state mining tax and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration program on the Railroad and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the AIF. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The forward looking statements contained herein are based on information available as of April 27, 2012.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 3 -

Overall Performance

The Company was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the TSX Venture Exchange (the “TSX-V”).  On November 18, 2009, the Company consolidated its share capital on the basis of one new common share for every four existing common shares outstanding and changed its name from Devonshire Resources Ltd. to Gold Standard Ventures Corp.

Pursuant to an arrangement agreement dated May 26, 2010, on July 13, 2010, the Company acquired, by way of statutory plan of arrangement, 100% of the issued and outstanding shares of JKR Gold Resources Inc. (the “JKR”) in exchange for 24,784,571 common shares and 1,410,000 units, with each unit entitling the holder to one common share and one share purchase warrant, of the common stock of the Company.  Legally, the Company is the parent of JKR; however, as a result of the share exchange described above, the former shareholders of JKR acquired approximately 89% of the then total issued and outstanding shares of the Company, and the control of the combined entity passed to the former shareholders of JKR.

The acquisition has been accounted for as a capital transaction in substance using accounting principles applicable to reverse acquisitions, with JKR being treated as the accounting parent (acquirer) and the Company being treated as the accounting subsidiary (acquiree).  The value of the shares on acquisition was based on the fair value of the net assets acquired of $3,141,153 with the net costs for recapitalization in the amount of $163,016 charged to equity.

Prior to the acquisition, the Company had issued 5,564,176 subscription receipts for proceeds of $3,616,715, which were held in escrow and released upon the completion of the acquisition.  Upon completion of the acquisition, the Company issued 5,564,176 units comprised of one common share of the Company and one share purchase warrant; each warrant entitling the holder to purchase an additional common share at a price of $1.00 for a period of two years.  These units along with the 24,784,571 common shares exchanged equal the total shares issued of 30,348,747 in connection with the acquisition.

For accounting purposes, JKR is considered to be the continuation of the consolidated entity, with the exception that the authorized and issued capital is that of the legal parent, the Company.

As a result of the acquisition, the Company acquired control over the Railroad project (the “Railroad Project”), an advanced stage gold exploration property in North Central, Nevada comprised of 480 unpatented lode mining claims and 25 patented lode claims covering approximately 9,064 acres (14.2 square miles).  Subsequent to the acquisition, the Company has increased the total area of the Railroad Project by 7,017 acres to approximately 16,081 acres and acquired control over an additional 160 unpatented lode mining claims (for a total of 640 claims) including, but not limited to, four sections of land totalling 2,560 acres pursuant to a lease from Newmont Mining Corporation (the “Newmont Lease”) entered into in May, 2011. The Newmont lease lies between the Rain mining district to the north and the Railroad district controlled by the Company.  The Company’s North Bullion Fault Zone target or “NBFZ” (see “Summary of Exploration Activities – Railroad Project” below”) is immediately south and east of the east flank of the Newmont Lease.

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Pursuant to the acquisition, the Company also acquired control over the Crescent Valley North Project (the “CVN Project”) in Eureka County, Nevada, an early stage exploration gold/silver prospect covering a total of 395 unpatented mining claims situated in Elko and Eureka Counties, Nevada. The Company has since increased the size of the CVN Project to approximately 8,506 acres through the acquisition of additional mining leases and claims.

In August 2010, the Company acquired, subject to a 4% net smelter royalty, control over a 100% interest in the Camp Douglas project (the “Camp Douglas Project”) consisting of 198 unpatented mineral claims comprising approximately 3,800 acres in the Walker Lane trend in Mineral County, Nevada pursuant a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a Nevada company. Subsequent thereto, the Company has acquired control over an additional 79 unpatented mineral claims and 80 acres of fee land covering approximately 1,226 acres increasing the overall size of the Camp Douglas Project to 277 unpatented mineral claims and 80 acres of fee land encompassing a total of 5,026 acres.

Between October 2011 and April 2012, the Company entered into 9 mining lease agreements with various land holders encompassing approximately 2,781 net mineral acres of land adjacent and to the south of the Railroad Project (the “South Railroad Project”) in Elko County, Nevada, US.

As a result of the foregoing, the Company currently holds a portfolio of projects totalling approximately 32,000 acres of prospective ground within North Central Nevada, of which 16,081 acres comprise the Company’s flagship Railroad Gold Project.

For a more detailed description of the Company’s interest in the Railroad, CVN, Camp Douglas and South Railroad Projects and the terms and conditions of the underlying agreements and leases, please refer to Items 5 “General Development of the Business – Mineral Properties” and 7 “Material Mineral Projects” of the AIF. The Company has also prepared the following technical reports in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) in connection with the Railroad and CVN Projects, copies of which are available for review on SEDAR:

1.
"Amended and Restated Technical Report on the Railroad Project Elko County, Nevada, USA” dated effective February 15, 2012 (as amended and restated April 18, 2012) by Ernest L. Hunsaker III, CPG 8137; and

2.
Technical report dated November 9, 2009 (revised March 4, 2010 and May 11, 2010) entitled “CVN Exploration Property, Eureka Co., Nevada, U.S.A.” prepared by Dwight S. Juras, P.G., M.S., Ph.D. and Michael B. Jones, Ph.D.

In September 2010, the Company closed a non-brokered financing, whereby 7,809,493 units were issued for proceeds of $4,742,589 net of cash commissions and expenses of $333,582. Each unit entitled the holder one common share and one share purchase warrant exercisable at $1.00 per share for a period of two years.

In March 2011, the Company closed a non-brokered financing, whereby 12,578,947 shares were issued for proceeds of $11,029,050 net of cash commissions and expenses of $920,950.

During the year ended December 31, 2011, 4,896,191 warrants were exercised for proceeds of $3,967,967 and 120,000 stock options were exercised for proceeds of $78,000.

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As of December 31, 2011, the Company had incurred a total of $1,472,254, $10,930,096, $357,724 and $92,452 in deferred exploration expenses on its CVN, Railroad, Camp Douglas and South Railroad Projects, respectively, for total deferred exploration costs of $12,852,526.

The Company now focuses on district-scale gold discoveries in Nevada, USA.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian (“CDN”) dollars unless otherwise indicated. This is the first year that IFRS has been adopted and as such, some of the Company’s accounting policies have changed and the presentation, financial statement captions and terminology used in this MD&A and the Financial Statements differ from those used in all previously issued financial statements and quarterly and annual reports. Unless otherwise noted, the new policies have been consistently applied to all of the years presented in this MD&A and all prior period information has been restated or reclassified for comparative purposes. Further details on the conversion to IFRS are provided in this MD&A and in the notes to our Financial Statements for the year ended December 31, 2011. All information contained in this MD&A is current as of April 27, 2012 unless otherwise stated.

The following financial data, which has been prepared in accordance with IFRS, is derived from the Company’s audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009:

	2011 $	2010* $	2009 ** $
Revenues (interest income)	93,083	574	29,388
General and administrative expenses	(3,989,654)	(3,448,360)	(321,073)
Loss and comprehensive loss	(4,138,880)	(3,447,786)	(291,685)
Basic and diluted loss per common share	(0.07)	(0.11)	(0.01)
Working capital	6,839,192	2,932,667	126,430
Mineral property Interests	17,126,450	8,181,798	4,654,950
Total assets	25,312,542	12,505,150	5,591,232
Total liabilities	1,212,781	1,277,792	973,555

*	Restated in accordance with IFRS. See also “Transition to International Financial Reporting Standards (“IFRS”)” below.

**
Presented in accordance with Canadian GAAP.  These figures represent the financial statements of JKR Gold Resources Inc., which was a private company, prior to the reverse acquisition with the Company on July 13, 2010.  As a result, these figures may not be comparable to those for fiscal 2010 and 2011.

The Company’s projects are at the exploration stage and have not generated any revenues other than interest earned.

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At December 31, 2011, the Company had not yet achieved profitable operations and has accumulated losses of $7,581,681 (December 31, 2010 – $3,739,471) since inception.  These losses resulted in a net loss per share for the year ended December 31, 2011 of $0.07 (December 31, 2010 - $0.11).

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	$	$	$	$
Interest income	30,299	31,626	30,862	296
Net loss	(834,786)	(661,047)	(1,127,987)	(1,515,060)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.03)

	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*
Three months ended	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
	$	$	$	$
Interest income	26	548	0	0
Net loss	(1,015,720)	(1,601,011)	(423,348)	(407,707)
Loss per share-basic and diluted	(0.03)	(0.05)	(0.02)	(0.02)

* Restated in accordance with IFRS

Results of Operations

As an exploration company, the Company has yet to generate any revenue since its inception from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

The operating and administrative expenses for the year ended December 31, 2011 totalled $3,989,654 (December 31, 2010: $3,448,360), including share-based compensation issued during the year, valued at $1,468,957 (December 31, 2010: $1,776,672) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the year ended December 31, 2011 were management fees of $424,000 (December 31, 2010 - $201,905), professional fees of $450,569 (December 31, 2010 - $276,487), office expenses of $210,033 (December 31, 2010 - $118,371), consulting fees of $167,073 (December 31, 2010 - $392,200), investor relations of $234,388 (December 31, 2010 - $189,604) and regulatory and shareholder service of $66,094 (December 31, 2010 - $36,103).

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The table below details the changes in major expenditures for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $222,095	Full year salaries versus partial in prior year.
Consulting fees	Decrease of $225,127	The Company has decreased the number of consultants.
Professional fees	Increase of $174,082	Increase due to more activities, conversion to IFRS, and registration with the U.S. Securities and Exchange Commission which increased both legal and accounting fees.
Office expense	Increase of $91,662	Increased administration costs, office supplies and website development. Additional office in Elko, Nevada.
Regulatory and shareholder services	Increase of $29,991	Increased level of activity related to private placements and share issuances.
Investor relations	Increase of $44,784	Hired additional investor relations firms to assist in promotion of the Company.
Travel expense	Increase of $250,671	Increased level of travel for mineral properties, site visits, and marketing.
Share-based compensation	Decrease of $307,715	Decreased due to fewer stock options granted during the year.

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The table below details the changes in major expenditures for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $201,905	More activities during the year, including financings, reverse acquisition of JKR, negotiating of contracts and agreements.
Consulting fees	Increase of $270,214	More activities during the year with respect to financing, reverse acquisition of JKR and mineral property leases, exploring various acquisition opportunities.
Professional fees	Increase of $201,764	Increase due to audit fees and increased legal fees related to reverse acquisition of JKR and mineral properties acquisitions.
Office expense	Increase of $110,473	Increased administration costs and office supplies associated with becoming a publicly traded company, website development, and opening a branch office in Elko, Nevada.
Regulatory and shareholder services	Increase of $34,983	Increased level of activity related to private placements, share issuances and the reverse acquisition of JKR.
Investor relations	Increase of $189,604	Increased level of financing activities during the period; increase in market awareness campaigns associated with reverse acquisition of JKR.
Travel expense	Increase of $139,134	Increased level of travel for mineral properties, and marketing.
Stock based compensation	Increase of $1,776,672
Issued 3,000,000 stock options to directors, officers, consultants and employees, with an average exercise price at $0.70 per share for a period from two to five years.  As a private company, no stock options were issued by JKR prior to completion of the reverse acquisition of the Company in July, 2010.

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Summary of Exploration Activities

For the year ended December 31, 2011, the Company incurred $8,944,652 in deferred exploration and development costs. The total cumulative deferred exploration costs to date are summarized as follows:

	Crescent		Camp	South
	Valley	Railroad	Douglas	Railroad	Total
Property acquisition and staking costs	$457,830	$3,816,094	$-	$-	$4,273,924
Exploration expenses
Assessment/Claim fees	187,936	234,561	86,925	-	509,422
Consulting	151,950	744,842	13,811	9,164	919,767
Data Analysis/Geological	19,457	111,653	115,708	-	246,818
Drilling/Site development	693,218	9,216,148	8,079	-	9,917,445
Lease payments	370,666	240,036	96,477	83,288	790,467
Legal fees for property acquisition	15,094	21,931	17,910	-	54,935
Sampling and processing	31,324	258,530	14,914	-	304,768
Travel	2,609	102,395	3,900	-	108,904
Cumulative deferred exploration
costs at December 31, 2011	$1,930,084	$14,746,190	$357,724	$92,452	$17,126,450

During the year ended December 31, 2011, the Company completed a total of 21 holes using as many as five drills (3 or 4 core) to advance its various mineral projects.  The Company drilled a total of 16,011 feet (4,880m) of core and 12,917 feet (3,937m) of reverse circulation (“RC”) for a total of 28,298 feet (8,817 meters) with more than 90% directed to targets on the Company’s flagship Railroad project on the Carlin Gold Trend.

2011 Highlights include:

•
Primary targets: approximately $7.9 million has been spent at the Railroad Project. The main objective was to follow up the North Bullion Fault Zone or NBFZ discovery indicated by hole RR10-8 announced January 20, 2011. Promising drill targets have also been located in the Railroad Fault zone and the Historic Bullion target.

•
Secondary targets: approximately $1.0 million was expended on targets other than Railroad.  Two holes totalling 581 metres were drilled on the Safford target area of the CVN Project, southwest of Carlin, Nevada as an early stage drill test. A drill plan was also created and an NOI (Notice of Intent) was submitted and approved to drill the Camp Douglas Project located near Mina, Nevada beginning in 2012.  An initial 10 to 12 holes are planned to test various bonanza vein gold-silver targets and a shallow, bulk disseminated gold zone at Camp Douglas. An NOI was also submitted to, and approved by the United States Bureau of Land Management to drill 2 to 3 holes on the Robinson Creek portion of the CVN Project approximately 6 miles south of the Railroad Project.  It is expected this drilling will be conducted mid-2012.  Additional surface work is also being conducted on the CVN Project to develop targets on the Safford, Iron Blossom and Crescent Valley North portions of the project.

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•
21 holes completed: the Company completed a total of 21 holes while drilling 16,011 feet (4,880m) of core and 12,917 feet (3,937m) of reverse circulation for a total of 28,298 feet (8,817 meters).   Three of these holes were incomplete and are likely to be continued to greater depths in 2012. Assays results for these holes have previously been reported by the Company in its continuous disclosure documents filed in Canada on SEDAR.

Railroad Project

The Railroad Project is located within the northern Piñon Range about 30 miles southwest of Elko, Nevada, located at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district. A technical report on the Railroad Project, dated effective February 15, 2012, amended and restated April 18, 2012, authored by Ernest L. Hunsaker III., CPG 8137 is available for review under the Company’s profile on SEDAR at www.sedar.com.

Currently, the Company has identified 3 major targets on its 25 square mile Railroad Project, all of which were tested during the 2011 drilling program: the NBFZ (6 holes), the Railroad Fault zone (2 holes) and the Historic Bullion target (3 holes). Positive drill results obtained in 2010 provided the impetus for the Company’s decision to focus the majority of its 2011 drilling on the NBFZ.

Drill intercepts to date indicate: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) long runs of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 4 g/t which suggest proximity to feeder structures.

Overall, results to date indicate that drilling is successfully narrowing the search for high-grade feeder zones within the Railroad Project’s large areas of prospective geology and mineralization.

A Phase II follow-up drill program on the NBFZ focused on intersecting the projected location of higher grade features alongside faults which would have acted as the sources for the pervasive mineralization is currently underway. Angled holes are being used in this next phase of the drilling with a view to, among other things, laterally expanding the NBFZ to the north and the west.

See Item 7 “Material Mineral Projects – Railroad Project, Elko County, Nevada” of the AIF for a further discussion of the Company’s exploration work to date on the Railroad Project including the most recent results from the current Phase II drill program underway on the NBFZ announced April 26, 2012.

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In addition to the above drill program, the Company is continuing with target development elsewhere on the Railroad Project through the evaluation of historic data and recent detailed gravity and soil sample programs; although current exploration remains heavily focused on the NBFZ in light of recent very positive results. An additional 457 stations have been added to the existing 2,435 stations to comprise a total of 2,892 gravity readings over the 25 square mile land position. These stations were obtained in the northern portion of the Railroad Project, particularly the 4 sections leased from Newmont in May 2011, in order to help define target opportunities on recently acquired properties and where existing surface geochemistry suggested target potential.  In addition to the gravity assessment, an additional 1,433 soil samples were obtained from specific potential areas of target opportunity.  All this data will be integrated into the existing database for the purpose of target synthesis. Currently, six large areas of target opportunity including the NBFZ, the Railroad Fault target and the Historic Bullion target have been identified within the Railroad Project; however, only the NBFZ has, to date, received significant drill assessment.

Crescent Valley North Project (CVN)

The CVN Project is an early stage exploration prospect located in Eureka County, Nevada, approximately 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko within volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain- Eureka gold trends in north-central Nevada.  The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.  A technical report dated November 9, 2009 (revised March 4, 2010 and May 11, 2010) in compliance with NI-43-101 on portions of the CVN Project and authored by Dwight S. Juras, P.G., M.S., Ph. D, and Michael B. Jones, Ph.D is available on SEDAR at www.sedar.com.

The CVN Project is a consolidation of a number of mining leases encompassing approximately 8,506 acres located primarily in Eureka County, Nevada controlled by the Company. Three large target areas are present.  From north to south these targets include Safford, dominantly a silver target, Iron Blossom, which appears to be a copper-gold opportunity and Crescent Valley North, which is a gold and silver target opportunity.

During the year ended December 31, 2011, the Company drilled two angle core holes on the Safford portion of the CVN Project.  The holes were drilled through and below the downward and on-strike extension of mineralization below the 1880’s mining that reached a maximum of 150 feet below surface.  No significant assay results were returned from these holes.

Additional work on the CVN Project during 2011 included surface work in the form of prospecting, geological, mapping, and a 1,800 soil sampling program on the Iron Blossom portion of the project.

Excluding claim maintenance fees and lease payments, as of December 31, 2011, the Company has incurred approximately $496,623 (December 31, 2010 - $309,980) in exploration expenses on the CVN Project.

Target assessment at the CVN Project is ongoing and includes additional geological and geochemical studies and assessment. Approximately four to five combined RC and core holes are planned for 2012. The estimated budget for the 2012 exploration program on the CVN Project is between $450,000 and $1,000,000.

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Camp Douglas Project

The Camp Douglas Project consists of 18 patented mineral claims, 277 unpatented mineral claims and one fee parcel totalling approximately 5,026 acres in the Walker Lane Trend in Mineral County, Nevada.

A 30 hole Notice of Intent has been approved by the Bureau of Land Management and a reclamation bond posted by the Company for the Camp Douglas Project. In February 2012, the Company commenced an initial 10 to 12 hole core drill program totalling approximately 10,000 feet, estimated to carry on through May, 2012, to evaluate multiple targets delineated from, inter alia, the Company’s analysis of historical drill data and preliminary geological work and sampling including a detailed dipole IP survey. The estimated exploration budget for the Camp Douglas Project for 2012 is $400,000. The Company is exploring for bonanza-style, bulk-mineable, gold-silver deposits on the Camp Douglas Project similar to several other current and former bonanza-style, bulk-mineable, gold-silver districts in Nevada.

South Railroad Project

As of the date hereof, the Company’s exploration plans for South Railroad Project have yet to be determined.

Early 2012 Update

Railroad Project:

As of April 27, 2012, drilling is ongoing with two core drills currently drilling in the NBFZ target area of the Railroad Project.

On April 26, 2012 the Company announced that hole RR 12-1 had intersected 537 feet (164 meters) of 0.099 oz Au/st (3.38 g/t Au), including 140 feet (42.7 meters) of 0.274 oz Au/st (9.40 g/t Au) which includes 12 – approx. 5 foot - intercepts greater than 0.3 0z Au/st (10 g/t Au) up to 0.75 ozAu/st (25.6g/t Au). Drill holes RR 12-1 and RR 12-2, commenced in February 2012, were flatter angled -55 degree exploration holes from sites earlier drilled with -70 degree holes.  These holes focused on a potential high-grade feeder previously discovered in hole RR11-16 within the NBFZ.  RR12-1 is located about 300 feet north of RR12-02.  Both of these holes were designed to further assess the generally north-south-trending NBFZ target and intersect high grade feeder mineralization within this target zone.

This gold intercept confirms and expands the potential of a major gold deposit discovery within the NBFZ target of the Railroad Project on the Carlin Trend, Nevada.  See Item 7 “Material Mineral Projects – Railroad Project, Elko County, Nevada” of the AIF for further details regarding the Company’s ongoing drill program at the Railroad Project.

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Liquidity, Financial Position and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations.  The Company finances development and exploration activities by raising capital from equity markets from time to time.

As at December 31, 2011, the Company’s liquidity and capital resources are as follows:

	December 31, 2011	December 31, 2010
	$	$
Cash and cash equivalents	7,886,869	4,109,636
Receivables	93,596	49,370
Prepaid expenses	71,508	51,453
Total current assets	8,051,973	4,210,459
Payables and accrued liabilities	1,210,776	1,274,037
Shareholders’ loan	2,005	3,755

The Company’s operations consist of acquisition, maintenance and exploration of mineral properties, including actively seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at December 31, 2011, the Company had a cash and cash equivalents position of $7,886,869, consisting mainly of proceeds from private placements in March 2011 and the exercise of warrants and options.  See “Overall Performance” above. As at December 31, 2011, the Company has a surplus working capital position of $6,839,192.

Subsequent to December 31, 2011, the Company received proceeds of $9,157,530 from the exercise of 313,425 warrants at $0.65 each, 8,890,554 warrants at $1.00 each, 70,000 options at $0.65 each and 25,000 options at $0.71 each.

The Company has an exploration budget for fiscal 2012 of approximately $9,000,000, estimated mineral property lease obligation and tax levies of approximately $717,000 and estimated annual overhead expenditures of $2,800,000 for 2012.

The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. See “Risks and Uncertainties” below. Management believes they have sufficient working capital on hand to maintain current operations for the Company’s 2012 fiscal year.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payment of US$4,400.  As at December 31, 2011, a security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	53,698	136,102
Payable later than one year and not later than five years	103,005	89,496	192,501
Payable later than five years	-	-	-
Total	185,409	143,194	328,603

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout totalling $1,260,000 in the event of termination without cause and a three year payout totalling $1,890,000 in the event of a change in control.  See “Related Party Transactions” below.

d)
Pursuant to various mining leases and agreements, the Company’s estimated mineral property lease obligations and tax levies for 2012 are $717,000. See Item 5 “General Development of the Business – Mineral Properties” of the AIF for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Related Party Transactions

During the year ended December 31, 2011, the Company entered into the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.	Incurred management fees of $215,000 (December 31, 2010 - $149,905) to a company controlled by Jonathan Awde, a director and President of the Company.

ii.
Incurred administrative management fees of $105,000 (December 31, 2010 - $30,000), secretarial fees of $9,000 (December 31, 2010 - $Nil) and rent expense of $73,575 (December 31, 2010 - $30,656) to a company controlled by Richard Silas, a director and Secretary of the Company. As at December 31, 2011, $17,491 (December 31, 2010 - $33,390) was included in accounts payable and accrued liabilities. An advance of $16,913 (December 31, 2010 - $Nil), on account of future expenses and fees was included in prepaid expenses.

iii.
Incurred financial management fees of $92,000 (December 31, 2010 - $18,000) and professional fees of $70,000 (December 31, 2010 - $Nil) to companies controlled by Michael Waldkirch, Chief Financial Officer of the Company.

iv.
Incurred salaries of $33,629 (December 31, 2010 - $Nil) and mineral property expenditures $134,518 (December 31, 2010 - $154,545) to David Mathewson, a director and Vice-President, Exploration of the Company.

v.
Incurred directors fees of $6,000 (December 31, 2010 - $Nil) to a company controlled by Robert McLeod, a director of the Company. As at December 31, 2011, $6,720 (December 31, 2010 - $Nil) was included in accounts payable.

vi.	Incurred directors fees of $6,000 (December 31, 2010 - $Nil) to Ewan Downie, a director of the Company. As at December 31, 2011, $6,000 (December 31, 2010 - $Nil) was included in accounts payable.

vii.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at December 31, 2011, there is a balance outstanding of $2,005 (December 31, 2010 - $3,755).

viii.
In March 2011, the Company granted to David Mathewson, a director and Vice-President, Exploration, an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

Summary of key management personnel compensation:

	For the year ended December 31,
	2011	2010
	$	$
Management fees	424,000	197,405
Professional fees	70,000	-
Secretarial fees	9,000	-
Mineral property expenditures	134,518	154,545
Wages and salaries	33,629	-
Share-based compensation	589,111	839,064
	1,260,258	1,191,014

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including directors (executive and non-executive) of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and while the Company anticipates that it has sufficient financial resources to undertake its planned exploration programs for the ensuing year, it will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be assessed on the SEDAR website at www.sedar.com.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Fourth Quarter

The operating and administrative expenses for the quarter ended December 31, 2011 totalled $865,085, including share-based compensation vested during the quarter, valued at $3,036 calculated using the Black Scholes option pricing model. The major expenses for the quarter ended December 31, 2011 were management fees of $162,000, professional fees of $195,963, office expenses of $45,290, consulting fees of $64,200, investor relations of $82,914, travel and entertainment of $142,540, and regulatory and shareholder service of $10,803.

During the fourth quarter, the Company entered into five mining lease agreements to acquire a 100% interest in certain claims of the South Railroad Project. The Company incurred a total of $26,136, $4,289,501, $29,839 and $9,164 in deferred exploration expenses on its CVN, Railroad, Camp Douglas and South Railroad Projects, respectively, for total deferred exploration costs of $4,354,640 spent in the fourth quarter.

There were no material adjustments or other events affecting the Company’s financial condition or performance in the fourth quarter.

Critical Accounting Estimates

The preparation of the Financial Statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the audited consolidated financial statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of mineral properties, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Transition to International Financial Reporting Standards (“IFRS”)

IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”).

Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 19 “First Time Adoption of IFRS” of the Company’s Financial Statements for the year ended December 31, 2011.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

To transition from Canadian GAAP to IFRS, the main adjustments include:

a)	Deferred tax on mineral properties

Under Canadian GAAP, the Company recorded future income taxes on temporary differences arising on the initial recognition of the Railroad Project property interest in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes ("IAS 12"), does not permit the recognition of deferred taxes on such transactions.

As of December 31, 2010, the Company derecognized the impacts of all deferred taxes which had previously been recognized on the initial acquisition of mineral properties through transactions not considered business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).

b)	Share-based payments

On transition to IFRS the Company adjusted share-based payments whereby amounts recorded for expired unexercised stock options were transferred to deficit. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

c)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus.  Under IFRS, these amounts have been reclassified as reserves.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, due to shareholders and notes payables.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents is measured at fair value using level 1 inputs.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts mineral property exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2011, the Company had a net monetary liability position of US$571,312.  Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $57,131.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its mineral properties and the future profitability of the Company are directly related to the price of gold.   The Company monitors gold prices to determine the appropriate course of action to be taken.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at April 27, 2012, the Company has 69,975,831 common shares outstanding.

The Company has 2,889,278 warrants outstanding that expire on July 13, 2012 and 880,526 broker warrants that expire on March 3, 2013. The weighted average exercise price is $0.99.

The Company has 4,830,000 stock options outstanding, with a weighted average exercise price of $0.91 and expiring from February 1, 2014 to March 29, 2017.

Corporate Governance

The Company’s Board and its committees substantially follow the recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 4 of whom are neither executive officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of 3 directors, 2 of whom are independent of management.

Internal Control over Financial Reporting Procedures

Management of the Company is responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. Management is also responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the information contained in this MD&A, the Financial Statements and the AIF (collectively the “Annual Filings”).

The certifying officers of the Company have filed the Venture Issuer Basic Certificate with the Annual Filings on SEDAR at www.sedar.com.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers are not making any representations relating to the establishment and maintenance of:

1.
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

Escrowed Shares

As at December 31, 2011, the Company has 7,099,723 shares subject to escrow pursuant to the requirements of the TSX-V, which will be released in increments over the next two years.

Subsequent Events

a)	In February 2012, the Company granted 740,000 stock options to certain directors, officers, consultants, and employee of the Company at a price of $1.16 per share.

b)	In March 2012, the Company gave notice to certain warrant holders that the expiry date of the warrants had been accelerated, and set to expire on April 19, 2012.

c)
Subsequent to December 31, 2011, the Company entered into various lease agreements with certain land holders in respect of the South Railroad Project. All of the leases have a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each lease is subject to a small upfront signing bonus and annual advance minimum royalty payments for US$17.50 per acre in the first and second year, increasing to US$28.00 per acre in the seventh year and thereafter, of which approximately US$32,796 has been paid to date.

d)	In March 2012, the Company granted 150,000 stock options to a director of the Company at a price of $1.82 per share.

e)
Subsequent to December 31, 2011, 313,425 share purchase warrants were exercised at a price of $0.65 per share for total proceeds of $203,726 and 8,890,554 share purchase warrants were exercised at a price of $1.00 per share for total proceeds of $8,890,554.

f)
Subsequent to December 31, 2011, 70,000 stock options were exercised at a price of $0.65 per share for total proceeds of $45,500 and 25,000 stock options were exercised at a price of $0.71 per share for total proceeds of $17,750.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

Other MD&A Requirements

Additional information relating to the Company may be found on or in:
•	SEDAR at www.sedar.com;
•	EDGAR at www.sec.gov;
•	the Company’s AIF dated April 27, 2012 for the year ended December 31, 2011; and
•	the Company’s audited consolidated financial statements for the year ended December 31, 2011.

This MD&A has been approved by the Board on April 27, 2012.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -